UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE

SECURITIES EXCHANGES ACT OF 1934

(AMENDMENT NO.________)

INCOME OPPORTUNITY REALTY INVESTORS, INC.

(Name of Subject Company)

TRANSCONTINENTAL REALTY INVESTORS, INC.

(Offeror)
(Names of Filing Persons)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

452926108

(CUSIP Number of Class of Securities)

Erik L. Johnson, President

Transcontinental Realty Investors, Inc

1603 LBJ Freeway, Suite 800

Dallas, Texas 75234

Telephone: (469) 522-4200

(Name, Address and Telephone Number of Persons Authorized
to Receive Notices and Communications on Behalf of Filing Persons

With a copy to:

Steven C. Metzger, Esq.

4709 W. Lovers Lane, Suite 200

Dallas, Texas 75209

Telephone: 214-740-5030

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒       third-party tender offer subject to Rule 14d-1.

☐       issuer tender offer subject to Rule13e-4.

☐       going-private transaction subject to Rule 13e-3.

☒       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐       Rule 13e-4(i) (Cross Boarder Issuer Tender Offer)

☐       Rule 14d-1(d) (Cross Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) is filed by Transcontinental Realty Investors, Inc., a Nevada corporation (“Offeror”) with respect to its offer to purchase up to 100,000 shares of the outstanding shares of common stock, par value $0.01 per share (each a “Share” and collectively the “Shares”) of Income Opportunity Realty Investors, Inc., a Nevada corporation (“IOR”), at a purchase price of $18 per Share, net to the seller in cash, without interest (the “Offer Price”) and less any taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 16, 2024 (the “Offer to Purchase”) and the related Letter of Transmittal (the Letter of Transmittal” which, together with the Offer Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Schedule TO is being filed on behalf of Offeror.

The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated by reference and answers to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1. SUMMARY TERM SHEET

The information set forth in the section of the Offer to Purchase entitled “SUMMARY TERM SHEET” and “FREQUENTLY ASKED QUESTIONS” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

(a)       The name of the subject company and the issuer of securities to which this Schedule TO relates is Income Opportunity Realty Investors, Inc., a Nevada corporation (“IOR”). IOR’s principal executive offices are located at 1603 LBJ Freeway, Suite 800, Dallas, Texas 75234 and its telephone number is (469) 522-4200. The information set forth in Section 8 “Certain Information Concerning IOR” of the Offer to Purchase is incorporated herein by reference.

(b)       This Schedule TO relates to the outstanding shares of common stock, par stock, par value $0.01 per share, of IOR. Based on information provided by IOR, as of November 7, 2024, there were 4,066,178 Shares of common stock, par value $0.01 per shares, of IOR issued and outstanding. The information set forth in the “OTHER INFORMATION” portion of the “SUMMARY TERM SHEET” of the Offer to Purchase as incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

(a), (b) and (c). The information set forth in Section 9 “Certain Information Concerning Offeror” and Schedule II “Directors and Executive Officers of Transcontinental Realty Investors, Inc.” of the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

The information set forth in the “SUMMARY TERM SHEET,” “FREQUENTLY ASKED QUESTIONS,” Section 1 “Terms of the Offer,” Section 2 “Acceptance for Payment and Payment for Shares,” Section 3 “Procedure for Accepting the Offer and Tendering Shares,” Section 4 “Withdrawal Rights,” Section 5 “Material U.S. Federal Income Tax Considerations,” Section 7 “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations,” Section 11 “Background of the Offer,” Section 12 “Purpose of the Offer; Plans for IOR; No Stockholder Approval Required,” Section 13 “Extension of the Offer; Termination; Amendment” and Section 15 “Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)(1)     Other than the transactions described in Item 5(b) below, during the past two years none of Offeror nor, to the best knowledge of Offeror, any of the persons listed on Schedule I “Managers and Executive Officers of Income Opportunity Realty Investors, Inc.” or Schedule II “Directors and Executive Officers of Transcontinental Realty Investors, Inc.” of the Offer to Purchase has entered into any transactions with IOR.

(a)(2)     Other than transactions described in Item 5(b) below, during the past two years none of Offeror nor, to the best knowledge of Offeror, any of the persons listed on Schedule I or Schedule II of the Offer to Purchase has entered into any transaction or series of similar transactions with any executive officer, director or affiliate of IOR that is a natural person with an aggregate value that exceeds $60,000.

(b)         The information set forth in Section 7 “Possible Effects of the Offer on the Market for the Shares, Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations,” Section 9 “Certain Information Concerning Offeror,” Section 11 “Background of the Offer,” Section 12 “Purpose of the Offer; Plans for IOR; No Stockholder Approval Required” and Section 13 “Extension of the Offer; Termination; Amendment” of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a), (c)(1)-(7) The information set forth in Section 6 “Price Range of Shares; Dividends,” Section 7 “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations,” Section 11 “Background of the Offer,” Section 12 “Purpose of the Offer; Plans for IOR; No Stockholder Approval Required” and Section 13 “Extension of the Offer; Termination; Amendment” of the Offer to Purchase is incorporated by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a), (b), (d) The information set forth in Section 10 “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a), (b) The information set forth in the “SUMMARY TERM SHEET – FURTHER INFORMATION,” Section 9 “Certain Information Concerning Offeror,” Section 11 “Background of the Offer,” Section 12 “Purpose of the Offer; Plans for IOR; No Stockholder Approval,” Section 15 “Conditions of the Offer” of the Offer Purchases incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The information set forth in Section 17 “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS

Not applicable.

ITEM 11. ADDITIONAL INFORMATION

(a)(1)       Except as disclosed in Items 1-10 above and Exhibits of this Schedule TO, which are incorporated herein by reference, there are no present or proposed material agreements, arrangements, understandings or relationships between Offeror or any of its respective executive officers, directors, controlling persons or subsidiaries and IOR or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2)-(5)       The information set forth in Section 7 “Possible Effects of the Offer on the Market for Shares; Stock Exchange Listing(s); Registration of the Exchange Act; Margin Regulations,” Section 15

“Conditions of the Offer,” and Section 16 “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c)       The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively to the extent not otherwise incorporated herein by reference, is incorporated by reference.

ITEM 12. EXHIBITS

See Exhibit Index following the Signature Page.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2024	TRANSCONTINENTAL REALTY INVESTORS, INC.

	By:	/s/ Erik L. Johnson
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit
Designation	Document Description

(a)(1)(A)	Offer to Purchase, dated December 16, 2024

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees

(a)(5)(A)	Press Release dated December 16, 2024 issued by Offeror

107	Calculation of Filing Fee

(b)(1)	Not applicable

(d)(1)	Not applicable

(h)	Not applicable